Mail Stop 4720

November 18, 2009

Shaoming Li
Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 281, Taiping Road
Taiping District
Harbin, Heilongjiang Province
P.R. China 150050

>   **Re: Renhuang Pharmaceuticals, Inc.**
>   **Item 4.02 Form 8-K filed October 1, 2009**
>   **Item 4.02 Form 8-K/A filed November 13, 2009**
>   **File No. 0-24512**

Dear Mr. Li:

    We have completed our review of your Item 4.02 Form 8-K and 8-K/A filed October 1, 2009 and November 13, 2009, respectively, and have no further comments at this time.

                    Sincerely,

                    Sasha Singh Parikh
                    Staff Accountant